Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness, and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

CHANGE OF JOINT COMPANY SECRETARY AND

WAIVER FROM STRICT COMPLIANCE WITH RULES 3.28 AND

8.17 OF THE LISTING RULES

RESIGNATION OF JOINT COMPANY SECRETARY

The board (the “Board”) of directors (the “Directors”) of Kanzhun Limited (the “Company”, together with its subsidiaries and consolidated affiliated entities, collectively the “Group”) announces that Ms. Wenbei Wang (“Ms. Wang”) has tendered her resignation as a joint company secretary of the Company (“Joint Company Secretary”) with effect from August 29, 2023.

Ms. Wang confirmed that she has no disagreement with the Board and there are no matters with regard to her resignation which need to be brought to the attention of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or the shareholders of the Company.

APPOINTMENT OF JOINT COMPANY SECRETARY

Following the resignation of Ms. Wang, the Board is pleased to further announce that Ms. Huaiyuan Liang (“Ms. Liang”) has been appointed as a Joint Company Secretary with effect from August 29, 2023. Ms. Mei Ying Ko (“Ms. Ko”) will remain as the other Joint Company Secretary.

The biographical details of Ms. Liang are set out as follows:

Ms. Liang currently serves as the Company’s director of compliance, and her responsibilities mainly cover compliance with listing requirements and corporate governance. Ms. Liang joined the Company in January 2019 and served in various roles across the department of corporate strategy and capital markets of the Company. Ms. Liang received her bachelor’s degree from the Renmin University of China and her master’s degree from Duke University. Ms. Liang holds the Chartered Financial Analyst (CFA) designation and is also a Certified Financial Risk Manager (FRM).

The biographical details of Ms. Ko are set out as follows:

Ms. Ko has been appointed as the other joint company secretary of the Company effective upon the Company’s listing date (i.e. December 22, 2022). Ms. Ko is also currently a senior manager of Corporate Services of Tricor Services Limited, a global professional services provider specializing in integrated Business, Corporate and Investor Services. She has over 10 years’ experience in the corporate secretarial, auditing and accounting services. Ms. Ko holds a master of science degree in Professional Accounting and Corporate Governance from City University of Hong Kong, and a bachelor degree of commerce majoring in Accounting from Macquarie University in Australia. She is a Chartered Secretary, a Chartered Governance Professional, an Associate of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom, and Certified Practising Accountant of CPA Australia.

The Board wishes to take this opportunity to express its gratitude to Ms. Wang for her contribution during her tenure of office and express its warmest welcome to Ms. Liang on her appointment.

WAIVER FROM STRICT COMPLIANCE WITH RULES 3.28 AND 8.17 OF THE LISTING RULES

Pursuant to Rule 8.17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), a listed issuer must appoint a company secretary who satisfies the requirements under Rule 3.28 of the Listing Rules. Pursuant to Rule 3.28 of the Listing Rules, a listed issuer must appoint as its company secretary an individual who, by virtue of his/her academic or professional qualifications or relevant experience, is, in the opinion of the Stock Exchange, capable of discharging the functions of company secretary.

The Company considers that Ms. Liang, by virtue of her academic qualifications, familiarity with the Company’s operations as well as experience in handling its compliance with listing requirements and corporate governance matters and with the support to be rendered by Ms. Ko and her working team at Tricor Services Limited, would be capable of discharging her functions as a Joint Company Secretary.

The Company believes that it would be in the best interests of the Company and the corporate governance of the Group to have as its joint company secretary a person such as Ms. Liang, who is an employee of the Company and who has day-to-day knowledge of the Company’s affairs. Ms. Liang has the necessary nexus to the Board and close working relationship with management of the Company in order to perform the function of a joint company secretary and to take the necessary actions in the most effective and efficient manner.

During her roles in the department of capital markets and in her capacity as the director of compliance of the Company, Ms. Liang has actively participated in the listing and post-listing matters of the Company, from which she has acquired extensive knowledge of the relevant Hong Kong regulatory requirements.

In relation to the appointment of Ms. Liang as Joint Company Secretary and since she does not possess the qualifications of company secretary as required under Rule 3.28 of the Listing Rules, the Company has applied for, and the Stock Exchange has granted, a waiver from strict compliance with the requirements under Rules 3.28 and 8.17 of the Listing Rules for a period of three years from the effective date of the appointment of Ms. Liang as a Joint Company Secretary (the “Waiver Period”).

The waiver is granted on the conditions that (i) Ms. Liang must be assisted by Ms. Ko during the Waiver Period; and (ii) the waiver could be revoked if there are material breaches of the Listing Rules by the Company. In addition, the Company should announce the reasons, details and conditions of this waiver and the qualification and experience of both Ms. Liang and Ms. Ko. Before the end of the Waiver Period, the Company must demonstrate and seek the Stock Exchange’s confirmation that Ms. Liang, having had the benefit of Ms. Ko’s assistance during the Waiver Period, has attained the relevant experience and is capable of discharging the functions of company secretary under Rule 3.28 of the Listing Rules such that a further waiver will not be necessary.

The waiver applies to the appointment of Ms. Liang as the Joint Company Secretary only and will be revoked immediately if and when Ms. Ko ceases to be a Joint Company Secretary. The Stock Exchange may withdraw or change the waiver if the Company’s situation changes.

By order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Hong Kong, August 29, 2023

As of the date of this announcement, the board of directors of the Company comprises Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, Mr. Tao Zhang and Ms. Xiehua Wang as the executive Directors, Mr. Haiyang Yu as the non-executive Director, Mr. Charles Zhaoxuan Yang, Mr. Yonggang Sun and Mr. Yusheng Wang as the independent non-executive Directors.

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